The business combination described in this press release involves securities of foreign companies. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.
You should be aware that the issuer may purchase securities otherwise than under the transaction described below, such as in open market or privately negotiated purchases.
This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

[Reference Translation]

September 14, 2016
To Whom It May Concern:

Company name:	Mitsubishi Chemical Holdings Corporation
Representative:	Hitoshi Ochi Representative Corporate Executive Officer, President & Chief Executive Officer
TSE code:4188, First Section
Contact person	Hajime Takasaka, General Manager, Public Relations and Investor Relations Office
TEL. 03-6748-7120

Company name:	Mitsubishi Chemical Corporation
Representative:	Hiroaki Ishizuka
President & Chief Executive Officer

Company name:	Nippon Kasei Chemical Company Limited
Representative:	Koji Murata President & Chief Executive Officer
TSE code:4007, First Section
Contact person	Shinya Seki, General Manager, Accounting Department
TEL. 03-5540-5861

Announcement regarding the Conversion of Nippon Kasei Chemical Company Limited by means of the Share Exchange into a Wholly-Owned Subsidiary of Mitsubishi Chemical Corporation

Mitsubishi Chemical Corporation (Head Office: Chiyoda-ku, Tokyo, President: Hiroaki Ishizuka) (“Mitsubishi Chemical”), a wholly-owned subsidiary of Mitsubishi Chemical Holdings Corporation (Head Office: Chiyoda-ku, Tokyo, President: Hitoshi Ochi) (“MCHC”), and its consolidated subsidiary Nippon Kasei Chemical Company Limited (Head Office: Iwaki, Fukushima, President: Koji Murata) (“Nippon Kasei Chemical”) hereby announce that Mitsubishi Chemical and Nippon Kasei Chemical have determined to conduct a share exchange, in which shares of common stock of MCHC shall be allotted as consideration, in order to make Mitsubishi Chemical a wholly-owning parent company and to make Nippon Kasei Chemical a wholly-owned subsidiary (the “Share Exchange”), and Mitsubishi Chemical and Nippon Kasei Chemical have signed a share exchange agreement (the “Share Exchange Agreement”) pursuant to resolutions passed at meetings held today by the board of directors of both Mitsubishi Chemical and Nippon Kasei Chemical.

Mitsubishi Chemical and Nippon Kasei Chemical are planning to conduct the Share Exchange effective as of January 1, 2017. As part of the Share Exchange, Mitsubishi Chemical intends to conduct a “simple share exchange” process under Article 796, Paragraph 2 of the Companies Act of Japan (Act No. 86 of 2005, as amended; hereinafter the same) without the approval of a general meeting of shareholders, while Nippon Kasei Chemical will seek approval of its shareholders at an extraordinary meeting of shareholders planned to be held in November, 2016.  The Share Exchange shall be conducted in the form of a so-called “triangular share exchange”, by which shares of common stock of MCHC, which is the wholly-owning parent company of Mitsubishi Chemical, shall be allotted to the shareholders of Nippon Kasei Chemical as consideration for the Share Exchange instead of shares of Mitsubishi Chemical.  Prior to the effective date of the Share Exchange, Nippon Kasei Chemical’s shares will be delisted from the First Section of the Tokyo Stock Exchange (“TSE”) with the last day of trading expected to be December 27, 2016.

1.	Purpose of the Share Exchange

Mitsubishi Chemical is one of the six operating companies of MCHC (i.e., Mitsubishi Chemical, Mitsubishi Tanabe Pharma Corporation, Mitsubishi Plastics, Inc. (“Mitsubishi Plastics”), Mitsubishi Rayon Co. Ltd. (“Mitsubishi Rayon”), Life Science Institute, Inc. and Taiyo Nippon Sanso Corporation), and is a general chemical manufacturing company providing a broad range of products and services.  Mitsubishi Chemical engages in the area of performance products in respect of (x) the information and electronics business, core products of which are recording materials (e.g., optical recording media), electronic related products (e.g., display materials and advanced cleaners for semiconductors) and information equipment (e.g., OPC and toner), and (y) the performance chemical business, core products of which are food ingredients (e.g., emulsifier), battery materials (e.g., electrolyte for li-ion batteries and negative electrode material) and fine chemical products (e.g., ion exchange resins). Mitsubishi Chemical also engages in the area of industrial materials in respect of businesses such as petrochemicals/chemical products (e.g., ethylen and propylene), carbon products (e.g., coke) and synthetic resin products (e.g., polyolenfin, phenol polycarbonate chain).

In December 2015, MCHC, the parent company of Mitsubishi Chemical, launched a new medium-term management plan named “APTSIS 20” for the period from FY 2016 to FY 2020.  The medium-term management plan sets out MCHC’s intention to enhance the profitability of its domestic and foreign businesses with a view to pursue synergies and optimize the capital relationship among its group companies by having the following items as its basic policy:

i)	enhancement of sustainable growth and profitability through portfolio management;

ii)	improvement of profitability of overseas businesses;

iii)	making new energy businesses pofitable sooner;

iv)	promotion of collaboration and integration of the group; and

v)	enhancement of competitiveness by the integration of three chemical operating companies.

As stated in v) above, Mitsubishi Chemical, Mitsubishi Plastics and Mitsubishi Rayon, all consolidated subsidiaries of MCHC, intend to, by completing a merger scheduled to take place on April 1, 2017, reorganize and integrate the business units, technology platforms, distribution channels and duplicated organs/functions of the three companies and to accelerate business development and globalization with the use of shared management resources, including human resources, technologies and information, to the maximum extent.  With respect to the area of performance products, which is a common business area of Mitsubishi Chemical and Nippon Kasei Chemical, in the new medium-term management plan (APTSIS 20), MCHC proposes as its policy to promote the global expansion of the high performance and the high-value added products and solution businesses by accelerating growth through collaboration and integration.

Nippon Kasei Chemical engages in the businesses of inorganic chemicals (e.g., ammonia products, synthetic quartz powders, electronics industry use high-purity chemicals) and performance chemical/chemical products (e.g., UV-curable resin, rubber/plastic crosslinking auxiliary agent, fatty acid amide and methanol) and plays an importance role as one of the core companies engaging in the performance chemical segment of Mitsubishi Chemical group.

In November 2011, Nippon Kasei Chemical launched a medium-term management plan named “NKC-Plan 2015”.  Nippon Kasei Chemical has been making efforts to achieve those goals by taking a number of measures including (x) the enhancement and expansion of the synthetic quartz powder business and fundamental business structural reforms to the nitric acid business in the inorganic chemical product segment, and (y) the rebuilding of the revenue base of the crosslinking auxiliary agent business and the enhancement of the fundamental basis of the methanol/formalin business in the performance chemical/chemical product segment.  Further, in May 2016, Nippon Kasei Chemical launched a new medium-term management plan named “NKC-Plan 20” and, in order to achieve the goals of consolidated sales of 36.4 billion yen and an operating income of 2.16 billion yen in FY 2020, adopted the following as its major strategies:

(i)	Inorganic Chemical Product Segment

•	Enhancement and expansion of the synthetic resin powder business

•	Achievement of structural reforms to the nitric acid business

•	Improvement of earnings in the diesel denitration use of high quality urea water

•	Improvement of earning power in the electronics industry use of high-purity chemical products

(ii)	Performance Chemical/Chemical Product Segment

•	Enhancement of profitability of the specialty chemical products (e.g., UV-curable resin, fatty acid amide and acrylate) business

•	Rebuilding of the revenue base of the crosslinking auxiliary agent (especially for solar cell use) business

•	Enhancement of the fundamental basis of the methanol, formalin and adhesive business

Mitsubishi Chemical and Nippon Kasei Chemical have had a long relationship spanning back to 1960 when Mitsubishi Chemical first acquired equity in Nippon Kasei Chemical.  In December 2013, in order to enhance the relationship, Mitsubishi Chemical acquired an additional 12,750,000 shares of Nippon Kasei Chemical from Mitsubishi Corporation and, as a result, Mitsubishi Chemical currently owns 68,200,500 shares of Nippon Kasei Chemical (64.88% ratio against the total number of issued shares of 105,115,800 as of June 30, 2016) (holding ratio is rounded to the nearest hundredth, hereinafter the same).

As mentioned above, MCHC announced on July 16, 2015 that, by merging Mitsubishi Chemical, Mitsubishi Plastics and Mitsubishi Rayon into one company, scheduled to take effect from April 1, 2017, MCHC intends to maximize the use of the management resources of the three companies and to accelerate growth and globalization efforts.  In line with this approach, in August 2015, Mitsubishi Chemical proposed the Share Exchange to Nippon Kasei Chemical in order to further develop Nippon Kasei Chemical’s current position as a core company of Mitsubishi Chemical group’s inorganic chemical segment and to further pursue collaboration and integration within the group including the performance inorganic business.  After receiving the proposal, Nippon Kasei Chemical has carefully examined whether the Share Exchange would contribute positively to its corporate value through the creation of synergies among Mitsubishi Chemical group and the future development of Nippon Kasei Chemical’s individual business.

This time, Mitsubishi Chemical and Nippon Kasei Chemical both have recognized that the enhancement of the collaboration between Nippon Kasei Chemical and each company of MCHC group and utilization of their abilities to the maximum extent would fit to each of their strategies and would lead to the further increase of their corporate values, specifically,

a)
in the areas in which future growth is expected to occur including robot, aircraft, information communication and health care, performance-related attributes such as heat resistance, weight saving, surface characteristics and flexibility are required for materials, and the combination of Mitsubishi Chemical’s organic material technology and Nippon Kasei Chemical’s inorganic material technology and high functionalization of materials are necessary; in particular, prompt growth and synergies are expected to occur with respect to Nippon Kasei Chemical’s silica business and synthetic quartz business by integrating Mitsubishi Chemical’s technology;

b)
although each of Mitsubishi Chemical, Nippon Kasei Chemical and Mitsubishi Rayon manufactures a different type of UV-curable resin and each of their related R&D has already been put together, the further enhancement of a business foundation can be achieved by strengthening the combination of the overall businesses, including manufacturing and sales;

c)
regarding the thermal paper use of paint materials, new solutions for thermal paper manufacturers can be provided through the combination of Mitsubishi Chemical’s developer and Nippon Kasei Chemical’s sensitizer (fatty acid amide);

d)	regarding the chemical business (e.g., methanol, formalin and adhesive), common synergies are expected to be found through intra-group distribution channels

e)	further efficiency and rationalization related synergies can be achieved by integrating the operation of Nippon Kasei Chemical’s Kurosaki factory and Mitsubishi Chemical’s Kurosaki factory; and

f)
further development of human resources adapted to the surrounding business environment can be achieved by rotating human resources between each company of the MCHC group, including Mitsubishi Chemical, and Nippon Kasei Chemical.

Mitsubishi Chemical and Nippon Kasei Chemical both have also recognized that in order to implement such measures in a positive and prompt manner, it is crucial to reorganize the capital relationship between Mitsubishi Chemical and Nippon Kasei Chemical and to create a capital structure to allow prompt decision making as well as to establish a more close relationship between the two companies.

Nippon Kasei Chemical believes that by implementing the Share Exchange, it will be possible to promptly establish an optimal capital structure to allow the utilization of MCHC’s management resources, which will be important to the expansion of its future business development, including further concentration on priority areas of development, the mutual utilization of business operations information and manufacturing technology know-how, securing sufficient scale of investment, the effective utilization of procurement, manufacturing and distribution channels and internal and external bases, and optimal placement and cultivation of human resources.

Recognizing the above-mentioned matters, Mitsubishi Chemical and Nippon Kasei Chemical continued discussions and examinations after Mitsubishi Chemical’s initial proposal and have reached an agreement to make Nippon Kasei Chemical a wholly-owned subsidiary of Mitsubishi Chemical by way of share exchange.  By implementing the Share Exchange, the optimum and efficient use of MCHC’s management resources and further sharing of business strategies between Mitsubishi Chemical and Nippon Kasei Chemical can be achieved and, by enhancing the profitability and competitiveness of Mitsubishi Chemical and Nippon Kasei Chemical, both believe that their corporate values will increase.

2.	Outline of the Share Exchange

The Share Exchange shall be conducted in the form of a so-called “triangular share exchange”, by which Mitsubishi Chemical will allot shares of common stock of MCHC to the shareholders of Nippon Kasei Chemical as consideration for the Share Exchange instead of shares of Mitsubishi Chemical.

The outline of the Share Exchange is as follows.

(1)	Timeline of the Share Exchange
Resolution of the board of directors regarding the execution of the Share Exchange Agreement (Mitsubishi Chemical, Nippon Kasei Chemical)	September 14, 2016
Execution of the Share Exchange Agreement	September 14, 2016
Public notice of the record date for the extraordinary meeting of shareholders to approve the Share Exchange (Nippon Kasei Chemical)	September 14, 2016
Record date for the extraordinary meeting of shareholders to approve the Share Exchange (Nippon Kasei Chemical)	September 30, 2016
Extraordinary meeting of shareholders to approve the execution of the Share Exchange Agreement (Nippon Kasei Chemical)	November, 2016 (expected)
Last day of trading (Nippon Kasei Chemical)	December 27, 2016 (expected)
Delisting (Nippon Kasei Chemical)	December 28, 2016 (expected)
Scheduled date of consummation of the Share Exchange (effective date)	January 1, 2017 (expected)
(Note 1)
Mitsubishi Chemical will consummate the Share Exchange by means of a “simple share exchange” under Article 796, Paragraph 2 of the Companies Act, which does not require approval by shareholders at a shareholders’ meeting.

(Note 2)	The expected date of consummation of the Share Exchange (effective date) is subject to change by mutual agreement between Mitsubishi Chemical and Nippon Kasei Chemical.
(2)	Method of the Share Exchange

Under the Share Exchange, Mitsubishi Chemical will become a wholly-owning parent company of Nippon Kasei Chemical, which will become a wholly-owned subsidiary, and shares of common stock of MCHC will be provided as consideration.  The Share Exchange is expected to be consummated effective as of January 1, 2017 after approval is obtained at Nippon Kasei Chemical’s extraordinary shareholders’ meeting, scheduled to be held in November, 2016. Mitsubishi Chemical will consummate the Share Exchange by means of a “simple share exchange” under Article 796, Paragraph 2 of the Companies Act which does not require approval by shareholders at a shareholders’ meeting.

Shares of common stock of MCHC shall be allotted to the shareholders of Nippon Kasei Chemical, instead of shares of Mitsubishi Chemical, as consideration for the Share Exchange with a view to achieving the purpose of the Share Exchange while also taking the following into account:

(i)
the minority shareholders of Nippon Kasei Chemical will acquire shares which have low liquidity if shares of common stock of Mitsubishi Chemical, which is an unlisted company, are allotted as consideration for the Share Exchange;

(ii)	providing the opportunity to share the synergies to be derived from the Share Exchange by allotting shares of common stock of MCHC as consideration instead of cash; and

(iii)
the necessity to continue the relationship between MCHC, which is the wholly-owning parent company of Mitsubishi Chemical, and Mitsubishi Chemical, which is the wholly-owned subsidiary of MCHC, under the MCHC group.

In determining the consideration for the Share Exchange, significant attention has been given to the shareholders of Nippon Kasei Chemical, such as taking appropriate measures to ensure fairness and to avoid conflicts of interest, and taking measures to protect minority shareholders in dealings with a controlling shareholder as described in 3. “(4) Measures to Ensure Faireness” and “(5) Measures to Avoid Conflicts of Interest”, and in 9 “Matters Regarding Transaction, Etc., with Controlling Shareholders” below.

(3)	Details of the Share Exchange Allotment

	MCHC (wholly-owning parent company of Mitsubishi Chemical, which is a wholly-owning parent company in the Share Exchange)	Nippon Kasei Chemical (wholly-owned subsidiary in the Share Exchange)
Details of allotment of shares upon the Share Exchange	1	0.21
Number of shares to be delivered through the Share Exchange	Shares of common stock of MCHC: 7,744,497 shares (expected)
(Note 1)	Share Allotment Ratio

0.21 shares of common stock of MCHC will be allotted and delivered for each share of common stock of Nippon Kasei Chemical. However, shares of MCHC will not be allotted through the Share Exchange in exchange for the 68,200,500 shares of common stock of Nippon Kasei Chemical held by Mitsubishi Chemical (as of June 30, 2016). The above-stated share exchange ratio may be changed upon consultation between the two companies if any underlying conditions regarding the basis of valuation materially changes.

(Note 2)	Number of Shares of MCHC to be Delivered in the Share Exchange

In consummating the Share Exchange, Mitsubishi Chemical plans to allot and deliver 7,744,497 shares of common stock of MCHC (expected) to Nippon Kasei Chemical’s shareholders (excluding Mitsubishi Chemical) immediately before Mitsubishi Chemical acquires all of the shares of common stock of Nippon Kasei Chemical (excluding shares of common stock of Nippon Kasei Chemical held by Mitsubishi Chemical) as a result of the Share Exchange (“Record Time”).

All treasury stock that Nippon Kasei Chemical holds (36,739 shares as of June 30, 2016) and will hold immediately before the Record Time, including stock purchased by Nippon Kasei Chemical upon shareholders’ demand for purchase of shares of  common stock of Nippon Kasei Chemical in accordance with Article 785, Paragraph 1 of the Companies Act, will be canceled by the Record Time upon resolution of the board of directors at a meeting which will be held by the day before the effective date of the Share Exchange.  The method of acquisition of the shares of common stock of MCHC which will be allotted by Mitsubishi Chemical as consideration of the Share Exchange is planned to announce separately as soon as it is decided.

The number of shares allotted and delivered in the Share Exchange may be changed due to, among others, the cancellation of treasury stock by Nippon Kasei Chemical.

(Note 3)	Outline of issuer of shares to be issued in consideration of the Share Exchange

Please refer to 5. “Outline of the Issuer of Shares to be Consideration for the Share Exchange” below.

(Note 4)	Matters related to method of liquidation of consideration of the Share Exchange

(1)	Markets on which the consideration is traded	First Section of the TSE
(2)	Broker	Shares of common stock of MCHC may be traded via general securities companies.
(3)	Limits on transfer and other methods for disposal of consideration (if any)	Not applicable.
(4)
In the case where authorization of a third-party is necessary for the transfer or exercise of rights attached to the consideration, the name and address of such person giving such authorization and other matters related to any procedures to obtain such authorization.
Not applicable.
(5)	In the case where there is a market price for the consideration, matters related to such market price
The closing price of the shares of common stock of MCHC on the first section of the TSE on the trading day immediately preceding the announcement date of the Share Exchange (September 14, 2016) is 611.0 yen.
The latest market price, etc., of shares of common stock of MCHC on the first section of the TSE is available on the Japan Exchange Group, Inc. website (http://www.jpx.co.jp/) , etc.

(6)	In the case where consideration can be refunded by way of acquisition of treasury stock, refund of interest or any other comparable procedure, matters related to such procedures	Not applicable.
(Note 5)	Treatment of Shares Constituting Less than One Unit

It is expected that some shareholders will hold shares constituting less than one unit of common stock of MCHC (less than 100 shares) as a result of the Share Exchange.  In particular, shareholders who hold less than 477 shares of common stock of Nippon Kasei Chemical will hold shares constituting less than one unit of common stock of MCHC.  Such shareholders will be entitled to receive dividends of MCHC with the record date as on or after the effective date of the Share Exchange in proportion to the number of shares held, but will not be permitted to sell such number of shares constituting less than one unit on any financial instruments exchange markets.  Shareholders who will hold shares constituting less than one unit of common stock of MCHC can utilize either (i) the share sale system under Article 192, Paragraph 1 of the Companies Act. where such shareholders can request that MCHC purchase their shares constituting less than one unit, or (ii) the share purchase system under Article 194, Paragraph 1 of the Companies Act and the articles of incorporation of MCHC where such shareholders can request that MCHC sell a number of shares that would, together with the number of shares already held, constitute in aggregate one unit of shares (i.e. 100 shares).

(Note 6)	Treatment of Fractional Shares

If the number of the shares of common stock of MCHC that will be allotted and delivered to any shareholder of Nippon Kasei Chemical as a result of the Share Exchange includes a fraction of less than one share, Mitsubishi Chemical will provide cash, instead of allotting shares of common stock of MCHC that are equivalent to such fraction, to each such shareholder in an amount equivalent to the current price per share of common stock of MCHC multiplied by such fraction, with any calculated amount less than one yen being rounded up to the nearest yen.

The “current price of per share of common stock of MCHC” shall mean  the closing price of the regular transaction of shares of common stock of MCHC on the TSE  December 30, 2016.

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights of the Wholly-Owned Subsidiary

Not applicable.

3.	Basis for Valuation of the Allotment and Other Related Matters Concerning the Share Exchange

(1)	Basis of and Reasons for the Allotment

Mitsubishi Chemical and Nippon Kasei Chemical selected shares of common stock of MCHC, instead of shares of Mitsubishi Chemical, as consideration for the Share Exchange with a view to achieving the purpose of the Share Exchange while also taking the following into account:

(i)
the minority shareholders of Nippon Kasei Chemical will acquire shares which have low liquidity if shares of common stock of Mitsubishi Chemical, which is an unlisted company, are allotted as consideration for the Share Exchange;

(ii)	providing the opportunity to share the synergies to be derived from the Share Exchange by allotting shares of common stock of MCHC as consideration instead of cash; and

(iii)
the necessity to continue the relationship between MCHC, which is the wholly-owning parent company of Mitsubishi Chemical, and Mitsubishi Chemical, which is the wholly-owned subsidiary of MCHC, under the MCHC group.

In order to ensure the fairness and appropriateness of the valuation of the share allotment ratio used in the Share Exchange (“Share Exchange Ratio”) as described in 2. “(3) Details of the Share Exchange Allotment” above, Mitsubishi Chemical and Nippon Kasei Chemical decided to separately entrust such valuation to third-party valuation institutions independent of both companies.  Mitsubishi Chemical selected SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and Nippon Kasei Chemical selected Nomura Securities Co., Ltd. (“Nomura Securities”) as their respective third-party valuation institutions.

Based on the valuation report concerning the share exchange ratio received from SMBC Nikko Securities, the third-party valuation institution, on September 13, 2016, and the advice from Nagashima Ohno & Tsunematsu, as described in 3. “(4) Measures to Ensure Fairness” below, Mitsubishi Chemical, after careful consultation and review with MCHC, reached the conclusion that the Share Exchange Ratio was reasonable and would not impair the MCHC shareholders’ interests, and therefore, determined that it was reasonable to conduct the Share Exchange with the Share Exchange Ratio.

Based on the valuation report concerning the share exchange ratio that was received from Nomura Securities, the third-party valuation institution, on September 13, 2016, the advice from Yanagida & Partners, as described in 3. “(4) Measures to Ensure Fairness” below, and the report on findings (ikensho) received from a third-party committee having no interest in Mitsubishi Chemical and MCHC, which are Nippon Kasei Chemical’s controlling shareholders as described in 3. “(5) Measures to Avoid Conflicts of Interest,” Nippon Kasei Chemical, after careful consultation and review, reached the conclusion that the Share Exchange Ratio was reasonable and would not impair the Nippon Kasei Chemical shareholders’ interests and determined that it was reasonable to conduct the Share Exchange with the Share Exchange Ratio.

Accordingly, Mitsubishi Chemical and Nippon Kasei Chemical negotiated and discussed based on (x) due diligence conducted by Mitsubishi Chemical concerning Nippon Kasei Chemical and (y) due diligence conducted by Nippon Kasei Chemical concerning MCHC, comprehensively taking into account factors such as the financial position, assets and future prospects of MCHC and Nippon Kasei Chemical, and making reference to other factors including the valuation results in respect of the share exchange ratio that were received from their respective third-party valuation institutions and the advice of their legal advisors.

As a result of such negotiations and discussions, each of Mitsubishi Chemical and Nippon Kasei Chemical concluded that the Share Exchange Ratio was appropriate and would not impair the interests of shareholders of MCHC and Nippon Kasei Chemical since the Share Exchange Ratio was within the valuation range given by their third-party valuation institutions.  Based on that, and pursuant to resolutions of the board of directors meetings held today, Mitsubishi Chemical and Nippon Kasei Chemical executed the Share Exchange Agreement regarding the consummation of the Share Exchange using the Share Exchange Ratio.

If there occurs a material change to the conditions regarding the basis of valuation, the Share Exchange Ratio may be changed upon consultation between the companies pursuant to the Share Exchange Agreement.

(2)	Matters Concerning Valuation

(i)	Names of the Valuation Institutions and their Relationships with the Listed Companies

Both SMBC Nikko Securities, which is acting as a third-party valuation institution for Mitsubishi Chemical, and Nomura Securities, which is acting as a third-party valuation institution for Nippon Kasei Chemical, are valuation institutions independent of MCHC, Mitsubishi Chemical and Nippon Kasei Chemical, and are not related parties of Mitsubishi Chemical and Nippon Kasei Chemical, and do not have any material relationships to be noted in connection with the Share Exchange.

(ii)	Outline of Valuation

With regard to MCHC, the wholly-owning parent company of Mitsubishi Chemical, SMBC Nikko Securities used a market price analysis for the valuation as shares of MCHC are listed on Financial Instruments Exchanges and a market share price exists. In performing the market price analysis, SMBC Nikko Securities set September 13, 2016 as the valuation base date, and used the simple average of the closing share prices of MCHC on the first section of the TSE during the period of the most recent month, the most recent three (3) months and the most recent six (6) months, each ending on the valuation base date.

With regard to Nippon Kasei Chemical, SMBC Nikko Securities used a market price analysis as shares of Nippon Kasei Chemical are listed on Financial Instruments Exchanges and a market share price exists and, furthermore, in order to take into account the status of future business operations in the assessment, the discounted cash flow analysis (the “DCF Analysis”) was separately used for the valuation.  In performing the market price analysis, SMBC Nikko Securities set September 13, 2016 as the valuation base date, and used the simple average of the closing share prices of Nippon Kasei Chemical on the first section of the TSE during the period of the most recent month, the most recent three (3) months and the most recent six (6) months, each ending on the valuation base date.  In performing the DCF Analysis, SMBC Nikko Securities evaluated the enterprise value of Nippon Kasei Chemical by discounting future free cash flows, which were based on financial projections prepared by Nippon Kasei Chemical, to their present values at certain rates.

The following shows the valuation ranges, with the share value per share of MCHC set to one (1).

Method of valuation	Valuation range for share exchange ratio
Market Price Analysis	[ 0.179 ~ 0.215 ]
DCF Analysis	[ 0.163 ~ 0.255 ]

In valuing the share exchange ratio above, SMBC Nikko Securities used information that was provided by both companies as well as public information on the assumption that they are accurate and complete without any independent verification for accuracy and completeness.  SMBC Nikko Securities did not independently perform any valuation, appraisal or assessment of assets and liabilities (including contingent liabilities) of both companies and their affiliates, including an analysis or valuation of individual assets or liabilities, nor did it request any third-party institution to make such appraisal or assessment. The valuation of the share exchange ratio by SMBC Nikko Securities is based on information available and economic conditions up to September 13, 2016.  SMBC Nikko Securities also assumed that the financial projections of Nippon Kasei Chemical had been reasonably considered or prepared based on the best projection and judgment then available to the management of both companies.

Additionally, the earnings plans of Nippon Kasei Chemical that SMBC Nikko Securities used as a basis for the valuation applying the DCF Analysis did not contain a significant increase or decrease in earnings in any fiscal year.  Furthermore, the above-mentioned financial projections are not formulated on the assumption that the Share Exchange will be conducted.

On the other hand, with respect to MCHC, a wholly-owning parent company of Mitsubishi Chemical, and Nippon Kasei Chemical, Nomura Securities performed the valuation by using: the market share price analysis since both companies are listed on Financial Instruments Exchanges and have a market price; and the DCF Analysis in order to take into account the status of future business operations in the valuation.

The following shows the valuation ranges, with the per share value of MCHC set to one (1).

Method of analysis	Valuation result of share exchange ratio
Market Share Price Analysis	0.191 - 0.201
DCF Analysis	0.175 - 0.260

In performing the market share price analysis, Nomura Securities calculated the range of the Share Exchange Ratio to be from 0.191 to 0.201, on the basis of the obtained valuation results: with respect to MCHC and Nippon Kasei Chemical, by setting the reference date on September 13, 2016, and reviewing the closing prices of shares of both companies on the First Section of the TSE on the reference date; the simple average of the closing prices for a period of the most recent five (5) business days from September 7, 2016 to the reference date; the simple average of the closing prices for the most recent one (1) month from August 15, 2016 to the reference date; the simple average of the closing prices for the most recent three (3) months from June 14, 2016, to the reference date; and the simple average of the closing prices for the most recent (6) months from March 14, 2016 to the reference date.

In performing the DCF Analysis, based on the earnings plans that are confirmed with Nippon Kasei Chemical, the enterprise value and the share value were calculated by using the free cash flow which is expected to be generated in the future on the assumption that each company will continue its business operation without the Share Exchange.  A discount rate ranging between 3.75% through 4.25% was applied in respect of MCHC, and such rate ranging between 3.00% through 3.50% was applied in respect of Nippon Kasei Chemical.  In the valuation of the terminal value, the perpetual growth method and the multiple method were used.  In the perpetual growth method, a perpetual growth rate ranging between -0.25% through +0.25% was applied in respect of the both companies.  In the multiple method, the EBITDA multiple of the range between 6.00 and 7.00 was applied in respect of MCHC, and, between 8.25 and 9.75 was applied in respect of Nippon Kasei Chemical, respectively, to perform the valuation.  Based on the result obtained therefrom, the range of the share exchange ratio was calculated to be between 0.175 to 0.260.

In valuing the share exchange ratio above, Nomura Securities used information that was provided by both companies as well as public information on the assumption that they are accurate and complete and has not undertaken any independent investigation of the accuracy or completeness thereof.  Nomura Securities did not independently undertake any valuation, appraisal or assessment of assets and liabilities (including contingent liabilities) of both companies and their affiliates, including an analysis or evaluation of specific assets or liabilities, nor did it entrust any third-party institution to make such appraisal or assessment. The valuation of the share exchange ratio by Nomura Securities is based on information available and economic conditions as of September 13, 2016.  Nomura Securities also assumed that the financial projections of both companies had been reasonably examined or prepared based on the best estimate and judgment then available to the management of Nippon Kasei Chemical.

The future earnings plans that Nomura Securities used as a basis for the valuation applying the DCF Analysis did not contain a significant increase or decrease in earnings in any fiscal year.

(3)	Prospects of and Reasons for Delisting

Nippon Kasei Chemical will become a wholly-owned subsidiary of Mitsubishi Chemical on the effective date of the Share Exchange (expected to be January 1, 2017) and shares of common stock of Nippon Kasei Chemical are expected to be delisted on December 28, 2016 (the last day of trading will be December 27, 2016) in accordance with the TSE’s criteria for delisting.  After delisting, shares of common stock of Nippon Kasei Chemical will no longer be traded on the TSE.  However, shares of common stock of MCHC that will be allotted to each shareholder of Nippon Kasei Chemical upon the Share Exchange is listed on the TSE and can be traded in that financial instruments exchange market on and after the effective date of the Share Exchange.  Therefore, although Nippon Kasei Chemical shareholders may be allotted shares constituting less than one unit based on the number of shares that they hold, Nippon Kasei Chemical shareholders who hold not less than 477 shares of common stock Nippon Kasei Chemical as of the Record Time and are allotted not less than one unit (100 shares) of common stock of MCHC in the Share Exchange are expected to retain liquidity with respect to stock constituting not less than one unit, even after the Share Exchange.

On the other hand, Nippon Kasei Chemical shareholders who hold less than 477 shares of common stock of Nippon Kasei Chemical as of the Record Time will be allotted shares constituting less than one unit of common stock of MCHC (less than 100 shares) as a result of the Share Exchange.  Although such shareholders will be entitled to receive dividends of MCHC with a record date of on or after the effective date of the Share Exchange in proportion to the number of shares held by them, they will not be able to sell such shares constituting less than one unit on any financial instruments exchange markets.  Shareholders who will hold shares constituting less than one unit of common stock of MCHC may request MCHC to purchase their shares constituting less than one unit.  Furthermore, such shareholders may request MCHC to sell the number of shares that will reach a total of one unit together with the number of shares constituting less than one unit held by the shareholders and purchase such shares.  For details of treatment of shares constituting less than one unit, please refer 2. (3) (Note 5) “Treatment of Shares Constituting Less than One Unit” above.

For details of treatment of fractional shares allotted in the Share Exchange, please refer 2. (3) (Note 6) “Treatment of Fractional Shares” above.

Shareholders of common stock of Nippon Kasei Chemical will be able to trade their shares of common stock of Nippon Kasei Chemical on the TSE until December 27, 2016, which is expected to be the last day of trading, as well as exercise their legal rights set forth in the Companies Act or other relevant laws and regulations.

(4)	Measures to Ensure Fairness

Since Mitsubishi Chemical already owns 68,200,500 shares of common stock of Nippon Kasei Chemical (64.88% of the voting rights of the 105,115,800 total issued and outstanding shares as of June 30, 2016) and Nippon Kasei Chemical is a consolidated subsidiary of Mitsubishi Chemical, Mitsubishi Chemical and Nippon Kasei Chemical have determined that it is necessary to ensure the fairness of the Share Exchange and therefore have implemented the following measures:

(i)	Obtaining Valuation Reports from Independent Third-Party Valuation Institutions

Mitsubishi Chemical appointed SMBC Nikko Securities as a third-party valuation institution independent of MCHC, Mitsubishi Chemical, and Nippon Kasei Chemical and received a valuation report dated September 13, 2016 concerning the share exchange ratio. For an outline of the valuation report, please refer 3. “(2) Matters Concerning Valuation” above.

Nippon Kasei Chemical appointed Nomura Securities as a third-party valuation institution independent of MCHC, Mitsubishi Chemical, and Nippon Kasei Chemical and received a valuation report dated September 13, 2016 concerning the share exchange ratio.  For an outline of the valuation report, please refer 3. “(2) Matters Concerning Valuation” above.

Neither Mitsubishi Chemical nor Nippon Kasei Chemical has received an opinion (fairness opinion) from its third-party valuation institution to the effect that the Share Exchange Ratio is proper or fair from a financial viewpoint.

(ii)	Advice from Independent Law Firms

Mitsubishi Chemical appointed Nagashima Ohno & Tsunematsu and Nippon Kasei Chemical appointed Yanagida & Partners as their respective legal advisors for the Share Exchange, and received legal advice concerning the procedures of the Share Exchange and the decision-making method and procedures. Nagashima Ohno & Tsunematsu and Yanagida & Partners are independent of MCHC, Mitsubishi Chemical and Nippon Kasei Chemical and have no material interest in MCHC, Mitsubishi Chemical, and Nippon Kasei Chemical, respectively.

(5)	Measures to Avoid Conflicts of Interest

Since Mitsubishi Chemical is a controlling shareholder of Nippon Kasei Chemical that already owns 68,200,500 shares of common stock of Nippon Kasei Chemical (64.88% of the voting rights of the 105,115,800 total issued and outstanding shares as of June 30, 2016), Nippon Kasei Chemical has implemented the following measures in order to avoid conflicts of interest:

(i)	Obtaining a Report on Findings (ikensho) by Nippon Kasei Chemical from Third-Party Committee without a Material Relationship

On July 26, 2016, Nippon Kasei Chemical established a third-party committee (the “Third-Party Committee”) consisting of three (3) members—Mr. Makoto Ogo, an outside board member and an independent director of Nippon Kasei Chemical, as well as Mr. Sadanao Mimura, an outside member of the board of statutory auditors and an independent director of Nippon Kasei Chemical and Mr. Shinsuke Hasegawa, an independent outside expert (a certified public accountant at Hasegawa CPA Office), all of whom have no relationship with Mitsubishi Chemical, which is the controlling shareholder of Nippon Kasei Chemical, and MCHC —in order to prevent circumstances in which the Share Exchange is consummated under terms and conditions that are disadvantageous to the minority shareholders of Nippon Kasei Chemical.  In considering the Share Exchange, Nippon Kasei Chemical referred to the Third-Party Committee the questions of whether (a) the Share Exchange is a transaction containing fair and appropriate purposes that will contribute to the improvement of the enterprise value of Nippon Kasei Chemical, (b) the fairness will be ensured in respect of the terms and conditions for the Share Exchange (including the terms of the compensations to be distributed therefor to the minority shareholders), (c) any considerations have sufficiently been given to the minority shareholders of Nippon Kasei Chemical in the Share Exchange through fair procedures, and (d) the resolution by the board of directors of Nippon Kasei Chemical to consummate the Share Exchange would not be disadvantageous to the minority shareholders of Nippon Kasei Chemical.

From July 28, 2016 to September 13, 2016, the Third-Party Committee carefully reviewed the matters referred to it by holding seven (7) times meetings in total, as well as by gathering information and consulting with each other as necessary.

In conducting the examination, the Third-Party Committee received an explanation from Nippon Kasei Chemical concerning the purpose of the Share Exchange, background leading to the Share Exchange, views of Nippon Kasei Chemical on the Share Exchange, terms and conditions of the Share Exchange and the decision-making process thereof, and other related matters.  In addition, the Third-Party Committee also received an explanation from Nomura Securities, concerning the valuation of the share exchange ratio that will be applicable to the Share Exchange, and conducted interviews with Mitsubishi Chemical to confirm their views on the Share Exchange, comprehension of the current state of Nippon Kasei Chemical and future projections regarding business development that will be pursued subsequent to the Share Exchange, and other related matters.  Furthermore, the Third-Party Committee has received explanations from Yanagida & Partners, a legal advisor to Nippon Kasei Chemical, concerning the details of the measures to ensure fairness of the procedures of the Share Exchange and the measures to avoid conflicts of interest, such as the decision-making method and procedures of the board of directors of Nippon Kasei Chemical with respect to the Share Exchange.

Subsequently, the Third-Party Committee submitted a report on findings (ikensho) on September 13, 2016 to the board of directors of Nippon Kasei Chemical to the effect that it can be found that the resolution by the board of directors of Nippon Kasei Chemical to consummate the Share Exchange is not disadvantageous to the minority shareholders of Nippon Kasei Chemical, on the basis of the explanations, valuation results and other materials it reviewed.

With respect to the outline of the opinion provided by the Third-Party Committee, please refer 9. “(3) Outline of Opinion Obtained from a Party Who Has No Relationship with the Controlling Shareholder Stating that the Relevant Transactions Would Not Be Disadvantageous to the Minority Shareholders” below.

(ii)	Unanimous Approval by the Directors and Statutory Auditors, excluding Directors and/or Statutory Auditors Who Have a Material Relationship with the Controlling Shareholder

Among the directors of Nippon Kasei Chemical, Mr. Masayuki Waga also serves as a director of Mitsubishi Chemical, and thus did not participate in any of the discussions regarding or voting on the Share Exchange at the board of directors meeting of Nippon Kasei Chemical, and did not participate in any of the discussions and negotiations with Mitsubishi Chemical regarding the Share Exchange on behalf of Nippon Kasei Chemical, in order to avoid conflicts of interest.  Among the statutory auditors of Nippon Kasei Chemical, Mr. Ryuuji Unoki is also an employee of Mitsubishi Chemical, and thus neither participated in any of the discussions at the board of directors meeting of Nippon Kasei Chemical regarding the Share Exchange nor expressed his opinion thereon in order to avoid conflicts of interest.

The resolution regarding the Share Exchange at the board of directors meeting of Nippon Kasei Chemical was unanimously approved by eight out of the nine directors of Nippon Kasei Chemical (Mr. Masayuki Waga did not participate, as set forth above) and two out of the three statutory auditors of Nippon Kasei Chemical participated in the said meeting (Mr. Ryuuji Unoki did not participate, as set forth above) and all of them expressed the opinion that they had no objections to the consummation of the Share Exchange.

4.	Overview of Parties to the Share Exchange (as of June 30, 2016)

		Wholly-owning parent company in Share Exchange	Wholly-owned subsidiary in Share Exchange
(1)	Name	Mitsubishi Chemical Corporation	Nippon Kasei Chemical Company Limited
(2)	Head office address	1-1-1, Marunouchi, Chiyoda-ku, Tokyo	34 Takayama, Onahama-aza, Iwaki-shi, Fukushima
(3)	Representative	Hiroaki Ishizuka, President & Chief Executive Officer	Koji Murata, President & Chief Executive Officer
(4)	Business	Manufacturing and distribution of chemical products	Manufacturing and distribution of inorganic chemical products
(5)	Capital	50,000 million yen	6,593 million yen
(6)	Date established	June 1, 1950	August 30, 1937
(7)	Number of shares issued	2,177,675,032 shares	105,115,800 shares
(8)	Fiscal year end	March	March
(9)	Number of employees	5,289 (unconsolidated)	241 (unconsolidated)
(10)	Main customers	Mitsubishi Corporation, JX Nippon Oil & Energy Corporation, JSR Corporation	Mitsubishi Chemical Corporation, Mitsubishi Corporation
(11)	Main banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation Mizuho Bank, Ltd.	Mizuho Bank, Ltd. The Norinchukin Bank Mitsubishi UFJ Trust and Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd.
				Mitsubishi Chemical Corporation	64.88%
				Mizuho Bank, Ltd.	1.76%
				Tokyo Marine & Nichido Fire Insurance Co., Ltd.	1.19%
				Japan Trustee Services Bank, Ltd. (Trust account)	0.82%
(12)	Major shareholders and	Mitsubishi Chemical	100.0%	The Master Trust Bank of Japan, Ltd. (Trust account)	0.79%
	shareholding ratio	Holdings Corporation		Japan Trustee Services Bank, Ltd. (Trust account 1)	0.43%
				Japan Trustee Services Bank, Ltd. (Trust account 5)	0.40%
				Kiyomi Kuroki	0.39%
				Japan Trustee Services Bank, Ltd. (Trust account 2)	0.39%
				Japan Trustee Services Bank, Ltd. (Trust account 6)	0.38%
(13)	Relationship between the parties
	Capital ties	Mitsubishi Chemical owns 64.88% of issued shares (68,200,500 shares) of common stock of Nippon Kasei Chemical and is the parent company of Nippon Kasei Chemical.
Concurrent holding of positions
One of the members of Mitsubishi Chemical’s board of directors concurrently holds a position as a director of Nippon Kasei Chemical. One of the members of Nippon Kasei Chemical’s board of statutory auditors is an employee of Mitsubishi Chemical.
42 employees of Mitsubishi Chemical are on secondment to Nippon Kasei Chemical.

	Transactions	Nippon Kasei Chemical sells its products to Mitsubishi Chemical, and Mitsubishi Chemical sells materials to Nippon Kasei Chemical.
	Related party	Nippon Kasei Chemical is a consolidated subsidiary of Mitsubishi Chemical and is treated as a related party of Mitsubishi Chemical.
(14)	Financial data in the most recent three years
Fiscal year	Mitsubishi Chemical (Wholly-owning parent company in Share Exchange) (consolidated)			Nippon Kasei Chemical (Wholly-owned subsidiary in Share Exchange) (consolidated)
	March 2014	March 2015	March 2016	March 2014	March 2015	March 2016
Consolidated net assets	439,748	459,612	380,399	12,116	12,916	13,275
Consolidated total assets	1,691,304	1,599,929	1,374,734	34,870	34,993	32,723
Consolidated net assets per share (in yen)	163.86	172.82	134.96	115.30	122.92	126.33
Consolidated revenues	2,159,667	1,942,985	1,745,987	36,829	37,294	32,871
Consolidated operating income (loss)	23,078	19,435	69,392	910	1,774	1,112
Consolidated ordinary income (loss)	14,851	21,264	64,367	1,441	2,651	1,567
Consolidated net income attributable to the parent	2,199	(24,357)	34,158	742	1,281	895
Consolidated net income per share (in yen)	1.00	(11.18)	(15.68)	7.06	12.19	8.52
Dividend per share (in yen)	1.22	1.07	1.00	2.00	4.00	4.00
(Note 1)	(12) “Major shareholders and the shareholding ratio of Nippon Kasei Chemical” are as of March 31, 2016.
(Note 2)	In millions of yen, unless otherwise indicated.
(Note 3)
Although Mitsubishi Chemical has adopted the international accounting standard as of fiscal year March 2016, the financial data of fiscal year March 2014 through March 2016 described above is based on the Japanese accounting standard.

5.	Summary of the Company after the Share Exchange (as of March 31, 2016)

Wholly-owning parent company of wholly-owning parent company in Share Exchange (Mitsubishi Chemical)
(1)	Name	Mitsubishi Chemical Holdings Corporation
(2)	Head office address	1-1-1, Marunouchi, Chiyoda-ku, Tokyo
(3)	Representative	Hitoshi Ochi, Corporate Executive Officer, President & CEO
(4)	Business	Management of group companies (development of the group strategies and allocation of financial resource)
(5)	Capital	50,000 million yen
(6)	Date established	October 3, 2005
(7)	Number of shares issued	1,506,288,107 shares
(8)	Fiscal year end	March
(9)	Number of employees	110 (unconsolidated)
(10)	Main customers	Mitsubishi Chemical Corporation, Mitsubishi Tanabe Pharma Corporation, Mitsubishi Plastics, Inc., Mitsubishi Rayon Co., Ltd., Life Science Institute, Inc., Taiyo Nippon Sanso Corporation
(11)	Main banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation Mizuho Bank, Ltd. The Norinchukin Bank
(12)		The Master Trust Bank of Japan, Ltd. Trust account	5.7%
		Japan Trustee Services Bank, Ltd. Trust account	5.2%
		Meiji Yasuda Life Insurance Company	4.3%
		Nippon Life Insurance Company	2.9%
	Major shareholders	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2.1%
	and shareholding	Tokyo Marine & Nichido Fire Insurance Co., Ltd.	1.7%
	ratio	Japan Trustee Services Bank, Ltd. Trust account 4	1.4%
		STATE STREET BANK WEST CLIENT - TREATY 505234	1.4%
		Japan Trustee Services Bank, Ltd. Trust account 9	1.3%
		Taiyo Life Insurance Company	1.2%
(13)	Relationship between the parties
Capital ties
MCHC owns 100% of issued shares (2,177,675,032 shares) of common stock of Mitsubishi Chemical. MCHC indirectly owns 64.88% of issued shares (68,200,500 shares) of common stock of Nippon Kasei Chemical.

	Concurrent holding of positions	As of September 14, 2016, four (4) members of MCHC’s board of directors concurrently hold positions as directors (two (2) members) and statutory auditors (two (2) members) of Mitsubishi Chemical.
	Transactions	MCHC receives group management fees from Mitsubishi Chemical and has made a loan to Mitsubishi Chemical. No significant transactions exist between MCHC and Nippon Kasei Chemical.
	Related party	Mitsubishi Chemical and Nippon Kasei Chemical are consolidated subsidiaries of MCHC and are treated as related parties of MCHC.
(14)	Financial data in the most recent three years
Fiscal Year	MCHC (consolidated)
	March 2014	March 2015	March 2016
Consolidated net assets	1,314,870	1,588,601	1,554,528
Consolidated total assets	3,479,359	4,323,038	4,061,572
Consolidated net assets per share (in yen)	611.95	669.77	636.43
Consolidated revenues	3,498,834	3,656,278	3,823,098
Consolidated operating income (loss)	110,460	165,681	280,026
Consolidated ordinary income (loss)	103,092	163,059	270,616
Consolidated net income attributable to the parent	32,248	60,859	46,444
Consolidated net income per share (in yen)	21.89	41.40	31.70
Dividend per share (in yen)	12.0	13.0	15.0
(Note 1)  In millions of yen, unless otherwise indicated.

6.	Status after the Share Exchange

Wholly-Owning Parent Company
(1) Name	Mitsubishi Chemical Corporation
(2) Head office address	1-1-1, Marunouchi, Chiyoda-ku, Tokyo
(3) Representative	Hiroaki Ishizuka, President & Chief Executive Officer
(4) Business	Manufacturing and distribution of chemical products
(5) Capital	50,000 million yen
(6) Fiscal year end	March 31
(7) Net assets	To be determined
(8) Total assets	To be determined

7.	Outline of Accounting Treatment

The conversion of Nippon Kasei Chemical by means of the Share Exchange into a wholly-owned subsidiary of Mitsubishi Chemical will be recorded as a capital transaction in the consolidated financial statements of MCHC and Mitsubishi Chemical as it is an acquisition of additional shares of a consolidated subsidiary already under the control of MCHC and Mitsubishi Chemical.

8.	Outline

The Share Exchange is not expected to have a significant effect on the results of operations on the fiscal year ending March 2017 of MCHC and Nippon Kasei Chemical since Nippon Kasei Chemical is a consolidated subsidiary of MCHC.

9.	Transactions with Controlling Shareholders

(1)	Transactions with Controlling Shareholders and Status of Conformity with Policy Regarding Measures to Protect Minority Shareholders

Since Mitsubishi Chemical is a controlling shareholder of Nippon Kasei Chemical holding 68,200,500 shares of common stock of Nippon Kasei Chemical (64.88% of the 105,115,800 total number of issued and outstanding shares as of June 30, 2016), the Share Exchange is treated as a transaction with a controlling shareholder of Nippon Kasei Chemical. In the report on corporate governance which was disclosed on July 7, 2016, under “Guidance regarding the Policy for Protection of Minority Shareholders When Transactions with Controlling Shareholders are Executed”, Nippon Kasei Chemical stated that transactions with its parent company were executed on impartial and appropriate terms and conditions which are substantially the same as those made with other companies that have no relationship with Nippon Kasei Chemical.

Nippon Kasei Chemical has taken measures to ensure the fairness of the Share Exchange and to avoid conflicts of interest as described in 3 “(4) Measures to Ensure Fairness” and “(5) Measures to Avoid Conflicts of Interest” above. Nippon Kasei Chemical believes these measures are consistent with the matters described in the Guidance above.

(2)	Matters Regarding Measures to Ensure Fairness and Measures to Avoid Conflicts of Interest

As described in 9 “(1) Transactions with Controlling Shareholders and Status of Conformity with Policy Regarding Measures to Protect Minority Shareholders” above, the Share Exchange constitutes a transaction with a controlling shareholder of Nippon Kasei Chemical. Thus, Nippon Kasei Chemical has determined that it is necessary to implement measures to ensure fairness and avoid conflicts of interest. Nippon Kasei Chemical has carefully discussed and reviewed the terms  of  the Share Exchange at the board of directors meeting of Nippon Kasei Chemical, and has made a decision after further ensuring fairness and avoiding conflicts of interest by implementing the measures as described in 3 “(4) Measures to Ensure Fairness” and “(5) Measures to Avoid Conflicts of Interest” above.

(3)	Outline of Opinion Obtained from a Party Who Has No Relationship with the Controlling Shareholder Stating that the Relevant Transactions Would Not Be Disadvantageous to the Minority Shareholders

As described in 3 “(5) Measures to Avoid Conflicts of Interest” above, Nippon Kasei Chemical established the Third-Party Committee in order to prevent circumstances in which the Share Exchange is consummated under terms and conditions that are disadvantageous to the minority shareholders of Nippon Kasei Chemical. In considering the Share Exchange, Nippon Kasei Chemical referred to the Third-Party Committee the questions of whether (a) the purpose of the Share Exchange is legitimate and will contribute to the improvement of the corporate value of Nippon Kasei Chemical, (b) the fairness of the terms and conditions (including the details of allotment of shares to minority shareholders of Nippon Kasei Chemical) of the Share Exchange is secured, (c) the shareholders of Nippon Kasei Chemical are fully considered in the Share Exchange through fair procedures, and (d) the resolution by the board of directors of Nippon Kasei Chemical to consummate the Share Exchange will not be disadvantageous to the minority shareholders of Nippon Kasei Chemical.

As a result, Nippon Kasei Chemical received a response to referrals (ikensho) on September 13, to the effect that: with respect to (a) above, the conversion of Nippon Kasei Chemical by means of the Share Exchange into a wholly-owned subsidiary of Mitsubishi Chemical is reasonable as a policy to enhance the corporate value of Nippon Kasei Chemical as synergies are expected to occur regarding the products and technical development, promoting efficiency and rationalization in manufacturing, and utilization of human resources.  Therefore, the Share Exchange would contribute to the improvement of the corporate value of Nippon Kasei Chemical and the purpose of the Share Exchange is legitimate; with respect to (b) above, the concerns are unfounded, especially regarding the valuation method used in the valuation report Nippon Kasei Chemical received from Nomura Securities as an independent third-party institution concerning the share exchange ratio of the Share Exchange, and such exchange ratio is assumed to be derived from the objective and sincere negotiation between Nippon Kasei Chemical and Mitsubishi Chemical, whose relationship can be kept independent despite their parent-subsidiary relationship.  Therefore, the fairness of the terms and conditions (including the share exchange ratio of the Share Exchange) is secured; with respect to (c) above, the shareholders of Nippon Kasei Chemical have been fully considered in the Share Exchange through fair procedures as a result of the review by board of directors of Nippon Kasei Chemical of (i) whether the measures to avoid conflicts of interests are fully implemented with respect to internal decision making and the negotiation with Mitsubishi Chemical, (ii) whether the actual process of the negotiation is consistent with parties of an independent relationship, and (iii) whether arbitrariness is avoided by accessing information objectively when making decisions while utilizing the advice of independent external professional advisors.  Therefore, the shareholders of Nippon Kasei Chemical have been fully considered in the Share Exchange through fair procedures; and with respect to (d) above, based on the assumptions contained in (a), (b) and (c) above, the resolution by the board of directors of Nippon Kasei Chemical to consummate the Share Exchange will not be disadvantageous to the minority shareholders of Nippon Kasei Chemical.

End

(For your reference 1)
Mitsubishi Chemical Holdings Corporation
Consolidated business forecast for the fiscal year ending March 2017 (announced as of 13 May, 2016) (in millions of yen)
	Sales revenue	Operating income	Income before tax	Net income	Net income attributable to owners of the parent
Consolidated business forecast for the fiscal year ending March 2017	3,600,000	211,000	198,000	131,500	80,000
(Note 1)	Core operating income for the whole fiscal year: 235,000 million yen Core operating income is calculated by deducting any profit and loss attributable to extraordinary factors (non-recurring items).
(Note 2)	As MCHC has decided to optionally adopt IFRS, the consolidated business forecast above is calculated based on IFRS.

Consolidated results for the previous fiscal year (in millions of yen)
	Sales	Operating income	Ordinary income	Net income attributable to owners of the parent
Consolidated results for the fiscal year ending March 2016	3,823,098	280,026	270,616	46,444

(For your reference 2)
Nippon Kasei Chemical Company Limited
Consolidated business forecast for the fiscal year ending March 2017 (announced as of 5 August, 2016) (in millions of yen)
	Sales	Operating income	Ordinary income	Net income attributable to owners of the parent
Consolidated business forecast for the fiscal year ending March 2017	34,500	1,120	1,390	760
Consolidated results for the fiscal year ending March 2016	32,871	1,112	1,567	895